UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number 001-39564

Mingzhu Logistics Holdings Limited

(Translation of registrant’s name into English)

27F, Yantian Modern Industry Service Center
No. 3018 Shayan Road, Yantian District
Shenzhen, Guangdong, China 518081

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Notice of Nasdaq Granting an Extension Request

As previously disclosed through a press release on February 13, 2025, Mingzhu Logistics Holdings Limited (“the Company”) received a letter from the Nasdaq Stock Market LLC (“Nasdaq”) on February 13, 2025, notifying the Company that the Nasdaq staff has determined to delist the Company’s ordinary shares from The Nasdaq Capital Market (the “Delisting Determination”), because the bid price of the Company’s listed securities has closed at less than $1 per share over the previous 30 consecutive business days, and therefore no longer complies with the Nasdaq Listing Rule 5550(a)(2) (the “Rule”). The Company was provided until February 20, 2025 to request an appeal of the Delisting Determination to the Nasdaq Listing Qualifications Panel (the “Panel”).

On February 20, 2025, the Company requested a hearing before the Panel. On March 27, 2025, the hearing was held before the Panel, where the Company presented its plan of compliance.

On March 31, 2025, the Company received a letter from the Nasdaq, granting the Company’s request for an extension to cure its listing deficiency.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINGZHU LOGISTICS HOLDINGS LIMITED

Date: April 2, 2025	By:	/s/ Jinlong Yang
		Name:	Jinlong Yang
		Title:	Chief Executive Officer

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